UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number 001-35715

JX Luxventure Limited

(Translation of registrant’s name into English)

Bin Hai Da Dao No. 270

Lang Qin Wan Guo Ji Du Jia Cun Zong He Lou

Xiu Ying District

Haikou City, Hainan Province 570100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On July 12, 2022, JX Luxventure Limited (the “Company”) entered into an Employment Agreement with Sun Lei, the Company’s Chief Executive Officer and a director (the “Employment Agreement”). The Employment Agreement has a term of one (1) year. Pursuant to the terms of the Employment Agreement, Sun Lei shall receive cash compensation of USD1.00 and stock compensation, the amount of which will be based upon the Company’s achievements, as to be reported on the Company’s 2022 annual report:

Company Revenue	Number of Common Stock
US$59,000,0000 - US$99,999,999	25,000 Shares
US$100,000,000 or more	50,000 Shares

Profit (Loss) Margin from Operation
A 5% - 9% improvement compared to 2021	50,000 Shares
A 10% - 19% improvement compared to 2021	75,000 Shares
A 20% or more improvement compared to 2021	100,000 Shares

Profit from Non-Menswear operation
Achieve profitability on an adjusted basis	50,000 Shares

The Employment Agreement has been approved by unanimous written consent of the board of directors and the Company and by written consent of holders of a majority of the total issued and outstanding capital stock of the Company. An English translation of the Employment Agreement is filed herewith as Exhibit 10.1.

On July 13, 2022, the Company issued a press release with respect to entering into the Employment Agreement, furnished herewith as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2022	JX Luxventure Limited

	By:	/s/ Sun Lei
Sun Lei
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
10.1	Employment Agreement
99.1	Press Release

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